Contact

www.linkedin.com/in/ernotauriainen
(LinkedIn)
www.ernotauriainen.com
(Personal)

Top Skills

Entrepreneur
Visionary
Deal Maker

Languages

Finnish
English
Swedish

Patents

Targeted Consumer Advertising

Erno Tauriainen

Building banking for merchant rewards | Pre-seed closing 7/15/22 | New York | Fintech | BenjaminOne.com
New York

Summary

MY EPIC STORY

How a small town kid from northern Finland ended up in America to build a digital bank to serve millions of people, businesses and leading brands.

DON'T BRING SILVER TO HOME

My father, who was a refugee from the Soviet soldiers in Finland during WWII told me when I was 7-8 years: “Son, you can’t ever bring the silver medal to this house. You have to always bring the gold medal!”

I took that to my heart and I ended up winning in all sports I played - running, skiing, skating and playing hockey. Winning became an obsession for me.

HOCKEY WITH THE BEST

This obsession to win took me to St. Louis Missouri when I was only 16 years old. I didn’t speak English, there was no internet (1991) and I couldn’t call back home to Finland. I played hockey and kept winning. In the memorable state championship final I scored three goals in the last three minutes and we won.
Hockey took me even further, to Canada to play with the best players in the world.

Winning had become my trademark.

NEW YORK CITY

I came back to Finland and took over our family business in my early 20s. My father who taught me how to win was still breathing on my

neck to take care of the family business which I did - buying the business from him.

But my heart was in America. I fell in love with chasing the American dream. I wanted back. I bought a one way ticket to New York City in my late 30s. I had no money, no work visa and I didn’t know anyone.

Only thing I had with me was my obsession to win.

BUILDING BENJAMIN

I settled in New York to live there for 10 years. I got my first consulting gig, got my O-1 visa (extraordinary ability) and became almost an overnight success. Well, not exactly - it took me 4-5 years to get myself to a good spot. New York is tough.

If you can make it in New York, you can make it anywhere.

I built a cash back app called SPENT from scratch. Team of 30+ people, over 1 million merchants, $15M capital and over $3B dollars going through the product. We became one of the top cash back players in the US.

Today I have combined this cash back expertise to banking experience. I am building Benjamin Bank which is a modern loyalty banking product for 30M American small businesses to get more new customers and save up to 30% on their business spending.

“Winning isn’t everything. It’s the ONLY thing”

That's what they told me in Canada. I felt I had heard that before ;)

That’s my story. I hope you like it and want to join me in this journey!

Experience

Benjamin
CEO, founder
December 2021 - Present (7 months)
New York, United States

First financial platform empowering brands, consumers and retail all make money with social cash rewards.

Invite friends, followers and your favorite stores to your circle just like in Venmo. They will see where you earn cash rewards and activate the same rewards for themselves.

When you buy something you earn cash rewards and your followers can use the same offer - that's when you'll earn more, they earn and the retailer earns by getting more revenue.

There's no limit to earn and cash rewards stack up - more you share more you earn.

Benjamin drives more sales for retail and brands on revenue-based model.

More at www.benjaminone.com get early access.

S. Group, Inc.
Founder, President
October 2012 - Present (9 years 9 months)
New York

C-level executive, growth specialist with deep expertise in product/market fit, scaling and building growth.

SPENT
Founder & Partner (CRO)
August 2014 - June 2020 (5 years 11 months)
greater new york city area

SPENT is your smart cash back API for developers; banks and fintechs. Online & offline merchant funded offers.
www.spentapp.com

Beintoo
SVP, Customer Engagement
March 2013 - September 2014 (1 year 7 months)
Greater New York City Area

Helping Beintoo to sign up top-tier retailers in USA for cross-platform mobile loyalty engagement platform.

Wantlet
Founder, President
2007 - October 2012 (5 years)

Wantlet is a location-based product search engine. Potential to be the next big thing in this niche? Wantlet Storefront solution for brick-and-mortar retailers enables them to upload product SKU's with promotions to online traffic. Unique POS technology and cost-per-action business model. Wantlet Widget solution for online publishers to route product searches from online content to offline purchases with built-in tools to monetize their traffic and redeem earnings.

Pret Markkinointi Oy
Entrepreneur, sales and marketing
April 2002 - 2008 (6 years)
Oulu

Branded merchandise products to companies for marketing and advertising purposes. As an official re-seller for brands like Clique, Harvest and importing from Asia. (btob)

Kaamospaja
Entrepreneur, sales and marketing
January 1985 - March 2002 (17 years 3 months)
Oulu

I worked in our family retail & wholesale business, first as help in sales during the busy hours, summers and trade shows. 1997 to 2002 ran the business as an entrepreneur.

Vuokrapörssi
Co-founder, entrepreneur, sales and marketing
January 1995 - January 1997 (2 years 1 month)
Oulu

First run as an entrepreneur. Classified ads service for consumers to rent apartments in real estate market.

RCI
Sales representative
January 1995 - January 1997 (2 years 1 month)
Oulu, Kajaani, Tenerife

Working in sales, first at outdoors the got promoted as an sales rep and finally as a manager. Tough job but the best school to learn everything in sales.

Raahen Kirjapaino
Sales representative
June 1992 - June 1993 (1 year 1 month)
Oulu

Selling offset printing products, business to business.

City of Oulu
Assistant
January 1992 - June 1992 (6 months)

Logistics between city library and the suburb libraries.